SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  4 October 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ Andrew Durrant
Andrew Durrant Assistant Secretary

Date: 4 October 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

4 October 2006-	Directorate Change

4 October 2006

National Grid plc

Board Change

National Grid plc (the “Group”) today announces that Mike Jesanis, currently Group Director responsible for US distribution, will be leaving the Group at the end of the year (31 December 2006). This announcement comes ahead of the Group finalising its future operating structure following its announcement earlier this year to acquire KeySpan.

Mike joined New England Electric System (“NEES”) in 1983 and has been part of National Grid since the Group acquired NEES, its entry point into the North East US, in 2000.

Sir John Parker, Chairman of National Grid, paid tribute to Mike’s contribution to the Group: “Mike has been an important part of the establishment and growth of our highly successful US business. He leaves with our business in very good shape for the next big stage of its development as we move towards completion of the KeySpan acquisition. All of us wish Mike very well in the future.”

CONTACTS

Investors

Alexandra Lewis		+44 (0)7768 554879 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Citigate Dewe Rogerson	+44 (0)20 7836 9571
Anthony Carlisle		+44 (0)7973 611888 (m)